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                                December 30, 2020

       Mario Schlosser
       Chief Executive Officer
       Mulberry Health Inc.
       75 Varick Street, 5th Floor
       New York, NY 10013

                                                        Re: Mulberry Health
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
17, 2020
                                                            CIK No. 0001568651

       Dear Mr. Schlosser:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Hi, We are Oscar, page 1

   1. We note your response to our prior comment 1 and reissue in part. Please disclose the basis for your
statement that you are "the third largest for-profit national insurer in the
                                                        Individual market in
the United States based on membership."
       Summary Consolidated Financial and Other Data
       Key Operating and Non-GAAP Financial Metrics, page 11

   2. We note that you present Adjusted InsuranceCo EBITDA. Please revise your disclosure to reconcile to the
most directly comparable GAAP measure, consistent with Consolidated
                                                        Adjusted EBITDA. Refer
to Item 10(c)(1)(i)(B) of Regulation S-K.
 Mario Schlosser
FirstName LastNameMario   Schlosser
Mulberry Health Inc.
Comapany30,
December  NameMulberry
              2020        Health Inc.
December
Page 2    30, 2020 Page 2
FirstName LastName
3. You disclose that Adjusted EBITDA helps you measure your core operating performance over time by removing items that are not related to day-to-day operations. You also state that Adjusted InsuranceCo EBITDA represents your revenue and expenses for your core products. Considering that you only have one operating segment, please revise your disclosures to more distinctly address how you define "core" operating performance as measured by Adjusted EBITDA versus Adjusted InsuranceCo EBITDA revenue and expenses from your "core" products.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Members by State, page 65

4. We note your response prior comment 8. Considering you signed up 14,000 members in
         New York eight years ago which you highlight in your Letter from Co-Founders, please enhance your discussion on page 66 to discuss the factors that can impact member retention to address the decrease in membership in New Jersey, New York and Ohio from
         2019 to 2020.
Note 8: Benefits Payable, page F-21

5. We note your response to prior comment 21. Please address the following:
             As previously requested, Revise your accounting and related disclosures to include
            CAE with your claims incurred, net on the face of your statement of operations as required by Rule 7-04.5 of Regulation S-X.
             Revise your accounting and related disclosures to include your liability for CAE with your benefits payable on your balance sheet as required by Rule 7-03(a)13(a) of
            Regulation S-X.
             To the extent that you believe the guidance referenced in the preceding bullets is not required, tell us why in your response and reference for us the authoritative literature you rely upon to support your accounting.
6. We note your response to prior comment 22 and that $516.1 million of reinsurance recoverables were collected in the first quarter of 2020 and that such amounts related to quarters three and four of 2019. We also note on page F-18, that you disclose reinsurance losses ceded for the entire year ended December 31, 2019 were $516.1 million. Please explain this discrepancy and revise your disclosures accordingly. Mario Schlosser
Mulberry Health Inc.
December 30, 2020
Page 3

       You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameMario Schlosser                        Sincerely,
Comapany NameMulberry Health Inc.
                                                         Division of
Corporation Finance
December 30, 2020 Page 3                                 Office of Finance
FirstName LastName